
June 1, 2012

<u>Via E-mail</u>
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

> **Re: ChineseInvestors.com, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed May 24, 2102**
> **File No. 333-179783**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 from our letter dated April 24, 2012. Please refer to Indiana Code Section 23-1-38-4 and advise why Indiana does not require a shareholder vote on a reverse split of outstanding common stock. Also present your justification for why Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter. Further, advise whether you filed an amendment to your articles of incorporation with the Secretary of State to effectuate the reverse stock split.

<u>Exhibit 5.1</u>

2.   The first paragraph of the legal opinion states "you have requested my opinion as to the legality of the issuance of common stock by ChineseInvestors.COM, Inc." Because you are registering the shares to be held by Kodiak Capital Group, LLC for resale, your opinion should address this transaction. Revise accordingly. Similarly, the opinion states "upon issuance of the Shares pursuant to the Investment Agreement, the Shares will have

been duly authorized by all necessary corporate action on the part of the Company."
However, as noted, this opinion should address the transaction being registered; that is,
revise to state, if true, the shares to be offered for resale by Kodiak will be validly issued,
fully paid, and nonassessable.

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs,
Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.